

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 7, 2015

Daniel E. Berce
Director, President and Chief Executive Officer
AFS Sensub Corp.
2265B Renaissance Drive, Suite 17
Las Vegas, Nevada 89119

> **Re:** **AFS Sensub Corp.**
> **Registration Statement on Form SF-3**
> **Filed September 14, 2015**
> **File No. 333-140931**

Dear Mr. Berce:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Asset Representations Reviewer, page 44

2.   Please revise to indicate that, if during the distribution period the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed, you will specify on the applicable Form 10-D the date the event occurred and the circumstances surrounding the change. Refer to Item 1121(d)(2) of Regulation AB.

Depositor Review of Automobile Loan Contracts, page 54

3.   Please revise to include a description of the Rule 193 review for assets that may be added to the pool during the revolving and pre-funding periods and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

Asset Representations Review Triggers and Procedures, page 106

4.   Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

Delinquency Trigger, page 106

5.   We note that the delinquency rate is calculated excluding Liquidated Receivables, but it is not clear that the definition of Liquidated Receivables includes all defaulted and/or charged-off receivables. Please tell us whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

Voting Trigger, page 107

6.   Please revise your disclosure to state that, when a vote has been initiated and when the requisite percentage of investors has voted to direct a review, investors will be notified via a timely Form 10-D filing.

Asset Representations Review Procedures, page 107

7.   We note your statement that "[t]he tests that are conducted as part of an asset representations review may not be sufficient to determine every instance of noncompliance with the representations and warranties relating to the delinquency trigger…". The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm

supplementally that the review procedures will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

8.   We note your disclosure that the trustee may, and will at the direction of the "holders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding, following the trustee's receipt of the asset representations reviewer report, demand a repurchase of the affected automobile loan contracts from the issuing entity if the interests of the noteholders are materially and adversely affected by the related breach." Please revise the disclosure to clarify the mechanics of the determination of breach and the initial repurchase demand, including the determination of whether the interests of the noteholders are materially and adversely affected. Please also include disclosure that any party making such determination will have access to the full report prepared by the asset representations reviewer. Please see Section V.B.3(a)(2)(c)(iii) of the 2014 Regulation AB II Adopting Release. If the trustee can make the repurchase demand without direction and/or indemnification from the noteholders or another party, please also tell us under what circumstances a trustee would do this.

Dispute Resolution, page 108

9.   Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

10.   We note your disclosure that "the servicer, the issuing entity, the trustee, the trust collateral agent or a noteholder" may utilize the dispute resolution provision. Please revise your disclosure to describe how investors may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a repurchase request and a referral to dispute resolution, if such process is different from the process used by noteholders through DTC.

Noteholder Communication, page 110

11.   We note your disclosure on page 1 that "the servicer or the depositor will file for the issuing entity… distribution reports on Form 10-D…" We further note your disclosure here that "[o]n receipt of a communication request, the servicer, at its own expense, will include in the Form 10-D filed in the next month…" Please revise to include the depositor as a possible filer of the Form 10-D, if true, or advise. Refer to General Instruction I.B.1(d) of Form SF-3.

Credit Risk Retention, page 127

12.   Please revise to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation

RR (17 CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

13.   We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that they expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3674 with any other questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

Cc: John P. Keiserman, Esq.